EXHIBIT 99.12

CONSENT OF GEOFF BAILEY

CONSENT OF AUTHOR / EXPERT

I hereby consent to the use of my name, Geoff Bailey, and reference to my name and the technical report entitled “Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated effective May 26, 2021, which details the results of a feasibility study on the Company’s Séguéla gold Project (the “Séguéla Report”), and the information contained in the Séguéla Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Dated: March 31, 2022

“Geoff Bailey”

Geoff Bailey

FIEAust, CPEng, NPER-3, REPQ